SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.




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                        MER Telemangement Solutions Ltd.



6-K Items

     1. Press Release re MTS Awarded Additional Contract by a National Spanish Operator for Billing Solutions dated May 24, 2005.


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                                                                          ITEM 1


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Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS Awarded Additional Contract by a National Spanish Operator for Billing Solutions

Tuesday May 24, 11:41 am ET

RA'ANANA, Israel, May 24 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of operations support systems (OSS) and customer care and billing (CC&B), today announced it was awarded an additional contract by a national Spanish operator for billing solutions for its new triple play services package project. Its new services package offers customers "Triple Play" services (voice, data, video) via DSL for the home TV, and serves as an alternative to services offered by the cable operators. The value of MTS' contract for these services with this national Spanish operator has reached $750,000 to date.

The MTS billing system consists of a powerful pricing rating engine that integrates into the carrier's main Legacy Billing system. By implementing the solution's many features, including its flexible self-web-care and very sophisticate rating machine, the MTS CC&B system allows the carrier to bill for services like Video On Demand, Music On Demand, News On Demand, Digital and Analog Video channels and others interactive value-added services. The billing system will be used by the national Spanish operator to bill for "Triple Play" DSL services to its home TV customers.

The national Spanish operator began building a national network to support these "Triple Play" services in 2002 and commenced its "Triple Play" offering in early April 2005. At that time, MTS was awarded a contract to expand its billing services to include 100,000 end users. In May, the contract was expanded to include a reach of 500,000 subscribers. The national Spanish operator wants to expand its "Triple Play" services project to include a reach of 3 million Spanish subscribers by the end of 2007. In addition, it plans to deploy these services and billing solutions to customers elsewhere in Europe and Latin America.

Ilan Arbel, MTS' VP for Billing Sales, said, "Our demonstrated ability to provide high quality, accurate billing services in a fast and easy format enabled us to expand this contract to half a million users. Our CC&B system platform is scaleable, which allows the carrier to sustain growth and ensures the solution serves them as the technology evolves. We are excited to work with this national Spanish operator, and look forward to expanding our service offering as its business grows."

MTS' billing-rating solution enables the carriers to provide customers with one bill, containing all special charges and regular monthly telephone charges, as well as provides the operator with an easy, fast and simple means for customizing and changing its pricing plans. MTS' hardware and components are fully scalable and its hardware modules may be added at any time as the need arises due to increasing subscribers and services.

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunications management, expense management and customer care & billing solutions, offering a full-featured customized platform. Its telecommunications enterprise resource planning (ERP) system is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its automatic expense management solution is used to validate telecommunications expenses, provide bill reconciliation, and manage invoices against the contract. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated pre-paid and post-paid billing, web-based self-provisioning, assets management, help desk, order management, partners management and other revenue-generating applications. MTS' Customer Care and Billing Solutions (CC&B) offer centralized revenue and user management, as well as real-time billing to operators and service providers.




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Headquartered in Israel, MTS markets through wholly-owned subsidiaries in the
U.S., Hong Kong, Holland and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ SmallCap Market (symbol: MTSL). For more information please visit the MTS web site: www.mtsint.com .

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

     CONTACTS

     MTS:                                       Investor Relations:
     Shlomi Hagai, Corporate COO & CFO          Kathy Price
     MTS - MER Telemanagement Solutions, Ltd.   The Anne McBride Company, Inc.
     Tel: +972-9-762-1733                       Tel: 212-983-1702 ext. 212
     Email: Shlomi.Hagai@mtsint.com             E-mail: Kprice@AnneMcbride.com


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Source: Mer Telemanagement Solutions Ltd.









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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                   (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date:  May 24, 2005